SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*

                     ONSITE ENERGY CORPORATION
                         (Name of Issuer)

              CLASS A COMMON STOCK, $0.001 PAR VALUE
                  (Title of Class of Securities)

                            68284P 10 8
                          (CUSIP Number)

             Gruber & McBaine Capital Management, LLC
                    50 Osgood Place, Penthouse
                     San Francisco, CA  94133
                          (415) 981-2101

                            Copies to:

      Richard T. Sperberg          Scott E. Bartel, Esq.
   Onsite Energy Corporation       Bartel Eng Linn & Schroder
701 Palomar Airport Rd., # 200     300 Capitol Mall, Ste. 1100
      Carlsbad, CA 92009           Sacramento, CA  95814
        (760) 931-2400             (916) 442-0400
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                   OCTOBER 31, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68284P 10 8                                Page 1 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     Gruber & McBaine Capital Management
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-----------------------------------------------------------------

                                                7.   SOLE VOTING POWER
                                                          131,600
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          0
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          131,600
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          0
                                                ______________________________

-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     131,600
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.8%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                                Page 2 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     Gruber & McBaine Capital Management, LLC
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-----------------------------------------------------------------

                                                7.   SOLE VOTING POWER
                                                          0
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          9,039,090
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          0
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          890,072
                                                ______________________________

-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,039,090
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     57.7%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     OO
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                                Page 3 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     Jon D. Gruber
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------

                                                7.   SOLE VOTING POWER
                                                          123,500
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          10,042,495
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          123,500
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          2,967,382
                                                ______________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,165,995
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     63.7%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                                Page 4 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     J. Patterson McBaine
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
[CAPTION]
                                                7.   SOLE VOTING POWER
                                                          116,900
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          10,042,495
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          116,900
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          2,967,382
                                                ______________________________

-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,159,395
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     63.6%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                                Page 5 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     Thomas O. Lloyd-Butler
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                                                7.   SOLE VOTING POWER
                                                          8,000
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          9,170,690
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          8,000
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          1,021,672
                                                ______________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,178,690
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     57.5%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                                Page 6 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     Lagunitas Partners, LP, a California Limited Partnership
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     OO
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-----------------------------------------------------------------
                                                7.   SOLE VOTING POWER
                                                          339,090
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          8,700,000
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          890,072
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          0
                                                ______________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,039,090
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     57.7%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                                Page 7 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     Proactive Investment Managers, LP, a California Limited Partnership
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-----------------------------------------------------------------
                                                7.   SOLE VOTING POWER
                                                          0
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          9,571,805
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          0
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          1,945,710
                                                ______________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,571,805
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     60.1%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                                Page 8 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     Proactive Partners, LP, a California Limited Partnership
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     OO
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-----------------------------------------------------------------
                                                7.   SOLE VOTING POWER
                                                          809,300
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          8,700,000
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          1,883,205
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          0
                                                ______________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,509,300
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     59.7%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                                Page 9 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     Fremont Proactive Partners, LP, a California Limited Partnership
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     OO
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-----------------------------------------------------------------
                                                7.   SOLE VOTING POWER
                                                          62,505
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          0
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          62,505
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          0
                                                ______________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     62,505
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.4%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                               Page 10 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     Charles C. McGettigan
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                                                7.   SOLE VOTING POWER
                                                          171,391
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          9,571,805
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          171,391
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          1,945,710
                                                ______________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,743,196
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     61.1%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                               Page 11 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     Myron A. Wick, III
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                                                7.   SOLE VOTING POWER
                                                          0
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          9,571,805
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          0
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          1,945,710
                                                ______________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,571,805
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     60.1%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                               Page 12 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     Richard T. Sperberg
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     OO
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                                                7.   SOLE VOTING POWER
                                                          1,420,342
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          9,077,832
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          2,636,439
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          377,832
                                                ______________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,498,174
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     67.0%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                               Page 13 of 21
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     William M. Gary, III
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     OO
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                                                7.   SOLE VOTING POWER
                                                          833,691
                    NUMBER OF                   ______________________________
                     SHARES
                  BENEFICIALLY
                      OWNED
                     BY EACH
                    REPORTING
                   PERSON WITH
                                                8.   SHARED VOTING POWER
                                                          9,077,832
                                                ______________________________
                                                9.   SOLE DISPOSITIVE POWER
                                                          1,992,707
                                                ______________________________
                                                10.  SHARED DISPOSITIVE POWER
                                                          377,832
                                                ______________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,911,523
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     63.3%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------

CUSIP No. 68284P 10 8                               Page 14 of 21
-----------------------------------------------------------------

                     ONSITE ENERGY CORPORATION

                           SCHEDULE 13D


ITEM 1.     SECURITY AND ISSUER.

     This statement relates to shares of Class A Common Stock, $0.001 par value (the "Common Stock"), of Onsite Energy Corporation, a Delaware corporation ("Onsite"). Onsite is located at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009.

ITEM 2.     IDENTITY AND BACKGROUND.

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, is as follows:

     NAME: Gruber and McBaine Capital Management, L.L.C. ("LLC"); Gruber and McBaine Capital Management, a California corporation ("GMCM"); Jon D. Gruber ("Gruber"); J. Patterson McBaine ("McBaine"); Thomas O. Lloyd-Butler ("TLB"); Lagunitas Partners, L.P., a California limited partnership ("Lag"); Proactive Investment Managers, LP, a California limited partnership ("PIM"); Proactive Partners, LP, a California limited partnership ("PP"); Fremont Proactive Partners, LP, a California limited partnership ("FPP"); Charles C. McGettigan ("CCM"); Myron A. Wick, III ("MAW"); Richard T. Sperberg ("RTS"); and William M. Gary, III ("WMG").

     ADDRESS: The business address of LLC, GMCM, Gruber, McBaine, TLB, Lag, PIM, PP, FPP, CCM and MAW, is 50 Osgood Place, Penthouse, San Francisco, CA 94133.

     The business address of RTS and WMG is 701 Palomar Airport Rd., Suite 200, Carlsbad, CA 92009.

     PRESENT OCCUPATION/BUSINESS. Gruber and McBaine are the sole directors and occupy all the executive offices of GMCM, which is an investment adviser. Gruber, McBaine, and TLB are the shareholders of GMCM. Gruber and McBaine are the Managers and Gruber, McBaine and TLB are the members of LLC, an investment adviser. Lag is an investment limited partnership. LLC is the general partner of Lag. PIM is an investment limited partnership. Gruber, McBaine, CCM and MAW are the general partners of PIM, an investment limited partnership. PIM is the general partner of PP, an investment limited partnership and of FPP, an investment limited partnership.

     CCM is also Chairman of the Board of Onsite. RTS is the Chief Executive Officer, President, Chief Financial Officer and a director of Onsite. WMG is Executive Vice President, Secretary and a director of Onsite.

     NO CRIMINAL PROCEEDINGS. During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     NO CIVIL SECURITIES PROCEEDINGS. During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     CITIZENSHIP/PLACE OF ORGANIZATION. All natural persons listed above are citizens of the United States of America. All entities listed above are organized under the laws of the State of California.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Under Rule 13d-5(b)(1), the persons filing this statement may be deemed to have acquired shares of Common Stock when they entered into a voting agreement with Westar Capital, Inc. pursuant to the transactions described below. The shares subject to the voting agreement were already owned by the persons filing this statement.

ITEM 4.    PURPOSE OF TRANSACTION.

     On October 28, 1997, Onsite entered into a "Plan And Agreement of Reorganization" (the "Reorganization Agreement") with Westar Business Services, Inc., a Kansas corporation ("WBS"), Westar Energy, Inc. ("Westar Energy"), a Kansas corporation and sole shareholder of WBS and Westar Capital, Inc., a Kansas corporation ("Westar Capital"), pursuant to which WBS became a wholly-owned subsidiary of Onsite.

     In a related transaction, on October 28, 1997, Onsite entered into a Stock Subscription Agreement (the "Stock Agreement") with Westar Capital. Pursuant to the Stock Agreement, Onsite has made a private placement of Two Million (2,000,000) shares of Onsite's Common Stock at Fifty Cents ($.50) per share and Two Hundred Thousand (200,000) shares of Onsite's newly created Series C Convertible Preferred Stock (the "Preferred Stock") at Five Dollars ($5.00) per share. Each share of the Preferred Stock is convertible into five shares on Onsite's Common Stock and earns a dividend of 9.75% per annum.

     To induce the parties to enter into the Stock Agreement and Reorganization Agreement, Onsite shareholders RTS, WMG, PP and Lag have entered into an agreement with Westar Capital (the "Stockholders

Agreement") to ensure that Westar Capital will receive representation on Onsite's board of directors in proportion to its ownership.

     STOCKHOLDERS AGREEMENT. Pursuant to the Stockholders Agreement, a copy of which is attached hereto and incorporated by reference herein, Westar Capital shall be entitled to recommend additional directors, calculated as if all of its stockholdings, had been converted into Onsite Common Stock and were voted cumulatively with all classes of Onsite's voting stock and as if the board of directors were not classified and all director terms were expiring; provided, however, that prior to conversion of Westar Capital's Preferred Stock into Onsite Common Stock, the number of directors Westar Capital shall be entitled to recommend shall be reduced by one below the number Westar Capital would be entitled to recommend under cumulative voting, and provided further, that, during the term of the Stockholders Agreement, the number of directors Westar Capital is entitled to recommend in no event shall be reduced below one. The Stockholders Agreement will terminate the earlier of (i) October 28, 2002, or (ii) the date upon which the stockholdings of Westar Capital and its affiliates counted as if all converted to Onsite Common Stock falls below ten percent (10%) of the outstanding Common Stock of Onsite on a fully-diluted basis.

     To accomplish this board representation objective, the parties have agreed that all shares subject to the Stockholders Agreement shall vote in favor of all of the nominees of both Westar Capital and the Onsite nominating committee at all elections of directors of Onsite held during the term of the Stockholders Agreement. Should the nominating committee not implement the recommendations of Westar Capital as provided above, the parties to the Stockholders Agreement shall take all necessary steps to nominate and elect Westar Capital's representatives.

     The Stockholders Agreement applies only to the election of directors as set forth above, and does not apply for any other matters which may be presented to the shareholders of Onsite.

     The foregoing description of the Stockholders Agreement is a summary of certain of its provisions and reference is made to the copy of the Stockholders Agreement filed herewith.

     REORGANIZATION AGREEMENT. Pursuant to the Reorganization Agreement, the parties effected a "tax free" exchange under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Reorganization"). Specifically, Onsite acquired 100% of WBS's issued and outstanding capital stock, consisting solely of Common Stock, no par value, in exchange for One Million Seven Hundred Thousand (1,700,000) shares of Onsite's Common Stock, par value $0.001 per share. An additional 800,000 shares of Onsite Common Stock will be delivered to Westar Capital in the event that WBS has executed certain additional business contracts. The number of shares issued was determined through negotiations between the parties. As a result of the Reorganization, WBS is now a wholly-owned subsidiary of Onsite.

     The foregoing description of the Reorganization Agreement is a summary of certain of its provisions and reference is made to a copy of the Reorganization Agreement which was filed with Onsite's Form 8-K for October 31, 1997.

     STOCK AGREEMENT. Under the Stock Agreement, between June 30, 1998 and December 31, 1998, Westar Capital also has the right to purchase up to two million (2,000,000) additional shares of Onsite's Common Stock at market price, but not below $1.00 or above $2.00 per share. Further, Onsite may require further investment in Preferred Stock by Westar Capital of up to two million dollars ($2,000,000) before the end of 1998.

     Further, as part of the Stock Agreement, Westar Capital will limit its equity ownership to 45% of the outstanding shares of the Common Stock on a fully diluted basis for a period of five years, unless it receives Onsite's permission to exceed such limit.

     Pursuant to the terms of the Stock Agreement, Westar Capital also has preemptive rights to purchase its pro rata share of any equity offerings of Onsite on the same terms, limited to the 45% limit set forth above. In the case of certain acquisitions by Onsite of another corporation or substantially all of its assets, the exercise price for the pre-emption rights shall be the average trading price of Onsite's Common Stock. For any such acquisitions prior to December 31, 1998, the exercise price shall be at least $1.00, but not more than $2.00.

     Additionally, Westar Capital has the right to initially elect one director to Onsite's board, and certain Onsite shareholders have entered into a stockholders agreement, described above, to ensure future board representation.

     The foregoing description of the Stock Agreement is a summary of certain of its provisions and reference is made to a copy of the Stock Agreement which is to be filed with Onsite's Form 8-K for October 31, 1997.

     OTHER RIGHTS OF THE PREFERRED STOCK HOLDERS. Pursuant to the Certificate of Designations for the Preferred Stock, if, at any time four or more quarterly dividends, whether or not consecutive, on the Preferred Stock shall be in default, in whole or in part, the holders of the Preferred Stock shall be entitled to elect the smallest number of Directors as would constitute a majority of the Board of Directors, and the holders of the Common Stock as a class shall be entitled to elect the remaining Directors. Such voting rights shall continue until all dividends accrued on the Preferred Stock shall have been paid or set apart for payment, at which time such voting power shall cease until a like default in payment recurs.

     Each share of Preferred Stock is convertible at any time at the option of the holder into five (5) fully paid and nonassessable share of Common Stock. Onsite may require conversion if, at any time after six months from the date of issuance but before two years from the date of issuance of the Preferred Stock, the Average Closing Price of Onsite's Common Stock exceeds $2.00 per share. However, in that event, Onsite will be required to pay that amount which the Preferred Stock would have earned in dividends had the conversion not been forced.

     MANAGEMENT INFLUENCE. Because CCM is Chairman of the Board of Onsite, RTS is the Chief Executive Officer, President, Chief Financial Officer and a director of Onsite, and WMG is Executive Vice President, Secretary and a director of Onsite, each, in their respective capacities, may influence Onsite's management.

     NO FUTURE PLANS. Except as may be required by the Stockholders Agreement, the persons filing this statement currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     Based on Onsite's Form 10-KSB for the year ended June 30, 1997, Onsite has a total of 10,944,172 shares of Common Stock outstanding as of September 22, 1997. As a result of Stock Agreement and Reorganization Agreement, an additional 3,700,000 shares of Common Stock have been issued, and an additional 200,000 shares of Preferred Stock which are immediately convertible into 1,000,000 shares of Common Stock and have full voting rights on an as-converted basis, have been issued. For the purposes of the calculation under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the persons filing this statement have used 15,644,172 as the number of shares outstanding as of the date hereof, which includes the Preferred Stock since it has voting power equal to that of the Common Stock.

     The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

              Aggregate Beneficially
                       Owned                        Voting Power                 Dispositive Power
NAME         Number             Percent                Sole         Shared            Sole          Shared
GMCM           131,600          0.8                 131,600              0         131,600               0
LLC          9,039,090          57.7                      0      9,039,090               0         890,072
Gruber      10,165,995          63.7                123,500     10,042,495         123,500       2,967,382
McBaine     10,159,395          63.6                116,900     10,042,495         116,900       2,967,382
TLB          9,178,690          57.5                  8,000      9,170,690           8,000       1,021,672
Lag          9,039,090          57.7                339,090      8,700,000         890,072               0
PIM          9,571,805          60.1                      0      9,571,805               0       1,945,710
PP           9,509,300          59.7                809,300      8,700,000       1,883,205               0
FPP             62,505           0.4                 62,505              0          62,505               0
CCM          9,743,196          61.1                171,391      9,571,805         171,391       1,945,710
MAW          9,571,805          60.1                      0      9,571,805               0       1,945,710
RTS         10,498,174          67.0              1,420,342      9,077,832       2,636,439         377,832
WMG          9,911,523          63.3                833,691      9,077,832       1,992,707         377,832

     RECENT TRANSACTIONS. The persons filing this statement effected the following transactions in the Stock, and such transactions are the only transactions by the persons filing this statement in the Stock in the past sixty days:

     On September 11, 1997, Onsite issued warrants to RTS and PP in consideration of assistance by RTS and PP in connection with a bond which Onsite needed for a construction contract. RTS provided a personal guarantee and indemnification in that regard and received warrants to
purchase 325,988 shares of Common Stock at an exercise price of         per
share which expire on September 11, 2002. PP provided a cash security deposit for a letter of credit in connection with the bonding and received warrants to purchase 200,000 shares of Common Stock at an exercise price of per share which expire on September 11, 2002. Gruber, McBaine, CMC, MAW, PIM are affiliated with PP and, therefore, are deemed to have acquired the 200,000 share warrant as well.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The stockholders agreement, dated October 28, 1997 (the "Stockholders Agreement"), made and entered into by and among RTS, WMG, PP, Lag and Westar Capital, Inc. is attached hereto and is incorporated herein. A total of 8,700,000 shares are presently subject to the Stockholders Agreement. Westar Capital owns 4,700,000 shares of Common Stock, including the common stock underlying the Preferred Stock which it owns, all of which are subject to the Stockholders Agreement. RTS owns 1,216,097 shares of Common Stock which are subject to the Stockholders Agreement. WMG owns 1,159,016 shares of Common Stock which are subject to the Stockholders Agreement. PP owns 1,073,905 shares of Common Stock which are subject to the Stockholders Agreement and Lag owns 550,982 shares of Common Stock which are subject to the Stockholders Agreement. The other persons filing this statement own the shares subject to the Stockholders Agreement through affiliations with parties to the Stockholders Agreement.

LLC is the general partners of Lag, pursuant to limited partnership agreements providing to Gruber and McBaine, who manage LLC, the authority, among other things, to invest the funds of Lag in the Stock, to vote and dispose of those securities and to file this statement on behalf of Lag. Gruber, McBaine, CCM and MAW are the general partners of PIM, which is the general partner of PP and FPP, pursuant to a limited partnership agreement providing to PIM the authority, among other things, to invest the funds of PP and FPP, respectively, in the Stock, to vote and dispose of those securities and to file this statement on behalf of PP and FPP, respectively. Pursuant to those limited partnership agreements, the general partners of Lag, PP and FPP are entitled to fees based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to investment management agreements, GMCM and LLC are authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on thirty days' notice, and provide for fees payable to GMCM and LLC, respectively, based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to authority granted to GMCM and LLC, respectively, orally and under a Power of Attorney, GMCM and LLC, respectively, are authorized, among other things, to invest funds of various relatives and affiliates of Gruber and McBaine. Such authority may be terminated at any time on notice and there are no fees payable to GMCM or LLC for such services.

RTS and WMG have entered into an Agreement of Stock Purchase and Sale ("SPA") whereby they have sold, subject to payment and vesting, shares of Onsite Energy, a California corporation and predecessor to Onsite ("Onsite-Cal") to Hector Esquer and Frank Mazanec, neither of whom is a beneficial owner of five percent (5%) or more of Onsite's outstanding stock. Until a share is paid for, all voting and dispositive rights remain with the seller. Upon vesting and payment, each such purchaser of the Onsite-Cal shares becomes entitled to the same number of Onsite Common Stock and other securities received by the sellers pursuant to the reorganization between Onsite-Cal and Western Energy Management, Inc. in February 1994, with respect to the shares sold. Subsequently the parties to the SPA executed a Memorandum of Understanding concerning the SPA. As of the date of this statement, RTS still beneficially owns 360,525 shares of Onsite Common Stock and warrants to purchase an additional 17,307 shares of Onsite Common Stock, and WMG still beneficially owns 360,525 shares of Onsite Common Stock and warrants to purchase an additional 17,307 shares of Onsite Common Stock, all of which are subject to the SPA.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).

B.        Stockholders Agreement, dated October 31, 1997.

C.        Stock Purchase Agreement, dated February 3, 1994.

                            SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATE:  November 17, 1997.                PROACTIVE INVESTMENT
                                         MANAGERS,, LP, A
JON D. GRUBER                            CALIFORNIA LIMITED PARTNERSHIP
JON D. GRUBER

                                         By CHARLES C. MCGETTIGAN
J. PATTERSON MCBAINE                        Charles C. McGettigan
J. PATTERSON MCBAINE                        General Partner

THOMAS LLOYD-BUTLER                      PROACTIVE PARTNERS, LP, A
THOMAS LLOYD-BUTLER                      CALIFORNIA LIMITED PARTNERSHIP

                                         By Proactive Investment
GRUBER & MCBAINE CAPITAL                    Managers, L.P., General
MANAGEMENT, LLC                             Partner

By J. PATTERSON MCBAINE                  By CHARLES C. MCGETTIGAN
J. Patterson McBaine,                       Charles C. McGettigan
Manager                                     General Partner

GRUBER & MCBAINE CAPITAL                 FREMONT PROACTIVE PARTNERS,
MANAGEMENT                               LP, A CALIFORNIA LIMITED
PARTNERSHIP

By J. PATTERSON MCBAINE
J. Patterson McBaine,                    By Proactive Investment
President                                   Managers, L.P., General
                                            Partner
LAGUNITAS PARTNERS, A
CALIFORNIA LIMITED PARTNERSHIP           By CHARLES C. MCGETTIGAN
                                            Charles C. McGettigan
By J. PATTERSON MCBAINE                     General Partner
J. Patterson McBaine,
General Partner                          RICHARD T. SPERBERG
                                         RICHARD T. SPERBERG
CHARLES C. MCGETTIGAN
CHARLES C. MCGETTIGAN                    WILLIAM M. GARY, III
                                         WILLIAM M. GARY, III
MYRON A. WICK, III
MYRON A. WICK, III

                                                        EXHIBIT A
                 AGREEMENT REGARDING JOINT FILING
                OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Onsite Energy Corporation. For that purpose, the undersigned hereby constitute and appoint Gruber & McBaine Capital Management, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with said section 13(d) in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATE:  November 17, 1997.                PROACTIVE INVESTMENT
                                         MANAGERS,, LP, A
JON D. GRUBER                            CALIFORNIA LIMITED PARTNERSHIP
JON D. GRUBER
                                         By CHARLES C. MCGETTIGAN
J. PATTERSON MCBAINE                        Charles C. McGettigan
J. PATTERSON MCBAINE                        General Partner

THOMAS LLOYD-BUTLER                      PROACTIVE PARTNERS, LP, A
THOMAS LLOYD-BUTLER                      CALIFORNIA LIMITED PARTNERSHIP

                                         By Proactive Investment
GRUBER & MCBAINE CAPITAL                    Managers, L.P., General
MANAGEMENT, LLC                             Partner

By J. PATTERSON MCBAINE                  By CHARLES C. MCGETTIGAN
J. Patterson McBaine,                       Charles C. McGettigan
Manager                                     General Partner

GRUBER & MCBAINE CAPITAL                 FREMONT PROACTIVE PARTNERS,
MANAGEMENT                               LP, A CALIFORNIA LIMITED
                                         PARTNERSHIP
By J. PATTERSON MCBAINE
J. Patterson McBaine,                    By Proactive Investment
President                                   Managers, L.P., General
                                            Partner
LAGUNITAS PARTNERS, A
CALIFORNIA LIMITED PARTNERSHIP           By CHARLES C. MCGETTIGAN
                                            Charles C. McGettigan
By J. PATTERSON MCBAINE                     General Partner
J. Patterson McBaine,
General Partner                          RICHARD T. SPERBERG
                                         RICHARD T. SPERBERG
CHARLES C. MCGETTIGAN
CHARLES C. MCGETTIGAN                    WILLIAM M. GARY, III
                                         WILLIAM M. GARY, III
MYRON A. WICK, III
MYRON A. WICK, III

                                                        EXHIBIT B

        STOCKHOLDERS AGREEMENT OF ONSITE ENERGY CORPORATION

     THIS STOCKHOLDERS AGREEMENT, dated October 28, 1997 (the "Agreement"), is made and entered into by and among the following parties: (i) the shareholders of Onsite Energy Corporation identified in Exhibit A hereto (the "Onsite Shareholders"); and (ii) Westar Capital, Inc., a Kansas corporation ("Capital").

                             RECITALS

     WHEREAS, Capital and Onsite Energy Corporation, a Delaware corporation ("Onsite") have entered into a Stock Subscription Agreement dated October 28, 1997 (the "Stock Subscription Agreement") pursuant to which, among other things, Westar shall acquire shares of the Class A Common Stock of Onsite, par value $0.001 ("Onsite Common Stock"), and shares of the Series C Convertible Preferred Stock of Onsite, par value $0.001 ("Onsite Preferred Stock");

     WHEREAS, Section 4.5(a) of the Stock Subscription Agreement provides as a condition precedent to closing that the Onsite Shareholders and Capital shall have entered into a voting agreement wherein Capital shall have the right to elect one director, upon the initial issuance of the Onsite Common Stock, with rights to elect additional directors accruing as set forth herein;

     WHEREAS, Capital and Onsite are parties to that certain Plan and Agreement of Reorganization dated October 28, 1997 (the "Reorganization Agreement") pursuant to which, among other things, Westar shall receive shares of the Class A Common Stock of Onsite, par value $0.001 ("Onsite Common Stock");

     WHEREAS, Section 2.4 of the Reorganization Agreement also provides for a Stockholders Agreement; and

     WHEREAS, the parties desire to enter into this Stockholders Agreement for the purpose of effectuating the intent of Section 4.5(a) of the Stock Subscription Agreement and Section 2.4 of the Reorganization Agreement.

     NOW, THEREFORE, for the mutual promises contained herein and in the Stock Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Onsite Shareholders and Capital hereby AGREE AS FOLLOWS:

     1. SHARES SUBJECT TO AGREEMENT. The number of shares of Onsite Common Stock listed opposite the names of the Onsite Shareholders in Exhibit A hereto shall be subject to this Agreement. Exhibit A is incorporated herein and made a part of this Agreement by this reference. In addition, the number of shares of Onsite Common Stock listed opposite the name of Capital in Exhibit B hereto, and all Onsite Class A Common shares underlying the number of shares of Onsite Preferred Stock listed opposite the name of Capital in Exhibit B shall be subject to this Agreement. Exhibit B is incorporated herein and made a part of this Agreement by this reference.

     2. RIGHT TO NOMINATE DIRECTORS. Upon the initial issuance of the Onsite Common Stock and Onsite Preferred Stock pursuant to the Stock Subscription Agreement, Capital shall have the right to recommend one director to the nominating committee of the Onsite board of directors. Thereafter, except as provided in this Agreement, Capital shall be entitled to recommend additional directors, calculated as if all of its stockholdings, and the stockholdings of its sister corporation, Westar Energy, Inc., a Kansas corporation ("Energy") had been converted into Onsite Common Stock and were voted cumulatively with all classes of Onsite's voting stock and as if the board of directors were not classified and all director terms were expiring; provided, however, that prior to conversion of Capital's preferred stock into Onsite Common Stock, the number of directors Capital shall be entitled to recommend shall be reduced by one below the number Capital would be entitled to recommend under cumulative voting, and provided further, that, during the term of this Agreement, the number of directors Capital is entitled to recommend in no event shall be reduced below one.

     Provided, however, that nothing provided herein shall reduce the right of the holders of the Series C Preferred Stock to elect additional directors in the event of default in payment of preferred dividends as provided in the Certificate of Designation of Series C Convertible Preferred Stock.

     3. AGREEMENT TO NOMINATE DIRECTORS AND VOTE SHARES. The parties agree that the nominating committee of the Onsite board of directors shall have the right to nominate the remaining directors for the board of Onsite. All shares subject to this Agreement as identified in Section 1 above shall vote in favor of all of the nominees of both Capital and the Onsite nominating committee at all elections of directors of Onsite held during the term of this Agreement.

     4. AGREEMENT TO TAKE NECESSARY STEPS. In the event the nominating committee of the Onsite board of directors does not implement the recommendations of Capital as provided in Section 2, the parties to this Agreement shall take all necessary steps to nominate and elect Capital's representatives.

     5. SHARE CERTIFICATE LEGEND. Each certificate representing the Onsite Common Stock and Onsite Preferred Stock held by the Onsite
Shareholders and by Capital and subject to this Agreement shall be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable securities laws):

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT DATED OCTOBER 28, 1997 BY AND BETWEEN CERTAIN SHAREHOLDERS OF ONSITE ENERGY CORPORATION AND WESTAR CAPITAL, INC., A COPY OF WHICH MAY BE OBTAINED FREE OF CHARGE FROM THE COMPANY UPON REQUEST.

     Upon the sale of the Onsite Common Stock and/or the Onsite Preferred Stock subject to this Agreement (i) by any of the Onsite Shareholders and with the written consent of Capital (which consent shall not be unreasonably withheld or delayed) or, (ii) by Capital and with the written consent of the Onsite Shareholders holding a majority of the shares subject to this Agreement (which consent shall not be unreasonably withheld or delayed), each new share certificate issued in connection with such sale and receipt of the appropriate written consent shall be free of the foregoing legend.

     6. TERMINATION OF AGREEMENT. This Agreement shall terminate the earlier of: (i) five (5) years after the date first written above, or (ii) the date upon which the stockholdings of Capital and its affiliates counted as if converted to Onsite Common Stock, falls below 10% of the outstanding Common Stock of the Company on a fully-diluted basis, calculated by adding the total number of shares of common stock then issued and outstanding to the number of shares of underlying common stock represented by all then outstanding (i) preferred stock convertible into common stock, and (ii) any other outstanding securities convertible into or exercisable for shares of common stock held by any Person, which are at a price below the then Average Closing Price, as that term is defined in Section 7.1 of the Stock Subscription Agreement.

     7. MERGER OR CONSOLIDATION. If Onsite is merged into or consolidated with another corporation, or all or substantially all of the assets of Onsite are transferred to another corporation, then the term "Onsite" shall be construed to include the successor corporation; and the Onsite Shareholders and Capital shall receive and hold under this Agreement any shares of the successor corporation received by them as a result of their ownership of shares held by them under this Agreement before the merger, consolidation, or transfer. Certificates issued and outstanding under this Agreement at the time of the merger, consolidation, or transfer may remain outstanding, but the Onsite Shareholders and Capital may, at their discretion, substitute for these voting certificates new certificates in appropriate form.

     8. NECESSARY ACTS. The parties shall perform any acts, including executing any documents, that may be reasonably necessary to carry out fully the provisions and intent of this Agreement.

     9. ENTIRE AGREEMENT. This Agreement and the Exhibits and other documents referred to herein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

     10. ASSIGNMENT. Neither this Agreement nor any duties, rights or obligations under this Agreement may be assigned by either party without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed, except Capital may assign this Agreement to an affiliate without consent.

     11. SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors, heirs and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors, heirs and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

     12. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

     13. TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

     14. NOTICES. All notices or other communications required hereunder shall be in writing and shall be sufficient in all respects and shall be deemed delivered after 5 days if sent via registered or certified mail, postage prepaid; the next day if sent by overnight courier service; or one business day after transmission, if sent by facsimile to the following:

          If to an Onsite Shareholder:
                              The address appearing for him or her on
                              Exhibit A attached hereto

          with copies to:     Onsite Energy Corporation
                              701 Palomar Airport Road, Suite 200
                              Carlsbad, CA  92009
                              Attn: Richard T. Sperberg
                              Fax: (760) 931-2405

                              Bartel Eng Linn & Schroder
                              300 Capitol Mall, Suite 1100
                              Sacramento, CA  95814
                              Attn:  Scott E. Bartel, Esq.
                              Fax: (916) 442-3442

          If to Capital:      Westar Capital, Inc.
                              PO Box 889
                              818 Kansas Avenue
                              Topeka, KS  66601
                              Attn: Rita A. Sharpe
                              Fax: (785) 575-1771

          with copies to:     Westar Capital, Inc.
                              PO Box 889
                              818 Kansas Avenue
                              Topeka, KS  66601
                              Attn: John K. Rosenberg
                              Fax: (785) 575-1788

Any party hereto may change its address for purposes hereof by notice to all other parties hereto.

     15. REMEDIES. The parties agree that in addition to all other remedies available at law or in equity, the parties shall be entitled to specific performance of the obligations of each party to this Agreement and immediate injunctive relief. The parties also agree that if an action is brought in equity to enforce a party's obligations, no party shall argue, as a defense, that there is an adequate remedy at law.

     16. DISPUTE RESOLUTION. Notwithstanding Section 15 above with respect to immediate injunctive relief, no party to this Agreement shall be entitled to take legal action with respect to any dispute relating hereto until it has complied in good faith with the following alternative dispute resolution procedures. This Section shall not apply to the extent it is deemed necessary to take legal action immediately to preserve a party's adequate remedy.

               a. Negotiation. The parties shall attempt promptly and in good faith to resolve any dispute arising out of or relating to this Agreement, through negotiations between representatives who have authority to settle the controversy. Any party may give the other party written notice of any such dispute not resolved in the normal course of business. Within 20 days after delivery of the notice, representatives of both parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to exchange information and to attempt to resolve the dispute, until the parties conclude that the dispute cannot be resolved through unassisted negotiation. Negotiations extending sixty days after notice shall be deemed at an impasse, unless otherwise agreed by the parties.

     If a negotiator intends to be accompanied at a meeting by an attorney, the other negotiator(s) shall be given at least three working days' notice of such intention and may also be accompanied by an attorney. All negotiations pursuant to this clause are confidential and shall be treated as compromise and settlement negotiations for purposes of the Federal and state Rules of Evidence.

               b. ADR Procedure. If a dispute with more than $20,000.00 at issue has not been resolved within 60 days of the disputing party's notice, a party wishing resolution of the dispute ("Claimant") shall initiate assisted Alternative Dispute Resolution ("ADR") proceedings as described in this Section. Once the Claimant has notified the other ("Respondent") of a desire to initiate ADR proceedings, the proceedings shall be governed as follows: By mutual agreement, the parties shall select the ADR method they wish to use. That ADR method may include arbitration, mediation, mini-trial, or any other method which best suits the circumstances of the dispute. The parties shall agree in writing to the chosen ADR method and the procedural rules to be followed within 30 days after receipt of notice of intent to initiate ADR proceedings. To the extent the parties are unable to agree on procedural rules in whole or in part, the current Center for Public Resources ("CPR") Model Procedure for Mediation of Business Disputes, CPR Model Mini-trial Procedure, or CPR Commercial Arbitration Rules--whichever applies to the chosen ADR method--shall control, to the extent such rules are consistent with the provisions of this Section. If the parties are unable to agree on an ADR method, the method shall be arbitration.

     The parties shall select a single Neutral (as defined by CPR) third party to preside over the ADR proceedings, by the following procedure:
Within 15 days after an ADR method is established, the Claimant shall submit a list of 5 acceptable Neutrals to the Respondent. Each Neutral listed shall be sufficiently qualified, including demonstrated neutrality, experience and competence regarding the subject matter of the dispute. A Neutral who is an attorney or former judge shall be deemed to have adequate experience. None of the Neutrals may be present or former employees, attorneys, or agents of either party. The list shall supply information about each Neutral, including address, and relevant background and experience (including education, employment history and prior ADR assignments). Within 15 days after receiving the Claimant's list of Neutrals, the Respondent shall select one Neutral from the list, if at least one individual on the list is acceptable to the Respondent. If none on the list are acceptable to the Respondent, the Respondent shall submit a list of 5 Neutrals, together with the above background information, to the Claimant. Each of the Neutrals shall meet the conditions stated above regarding the Claimant's Neutrals. Within 15 days after receiving the Respondent's list of Neutrals, the Claimant shall select one Neutral, if at least one individual on the list is acceptable to the Respondent. If none on the list are acceptable to the Claimant, then the parties shall request assistance from the Center for Public Resources, Inc., to select a Neutral.

     The ADR proceeding shall take place within 30 days after the Neutral has been selected. The Neutral shall issue a written decision within 30 days after the ADR proceeding is complete. Each party shall be responsible for an equal share of the costs of the ADR proceeding. The parties agree that any applicable statute of limitations shall be tolled during the pendency of the ADR proceedings, and no legal action may be brought in connection with this Agreement during the pendency of an ADR proceeding.

     The Neutral's written decision shall become final and binding on the parties, unless a party objects in writing within 30 days of receipt of the decision. The objecting party may then file a lawsuit in any court allowed by this Agreement. The Neutral's written decision shall be admissible in the objecting party's lawsuit.

     17. AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the parties. Any amendment or waiver effected in accordance with this paragraph shall be binding upon the parties, their successors, heirs or assigns, and each future holder of such securities. A waiver by any party hereto of a default in the performance of this Agreement shall not operate as a waiver of any future or other default, whether of a like or different kind.

     18. SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the parties shall use their efforts to substitute provisions of substantially the same effect. The balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

     19. COUNTERPARTS; SIGNATURES. This Agreement may be executed in one or more counterparts, each of which may be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by a party and sent to the other parties via facsimile transmission and the facsimile transmitted copy shall have the same integrity, force and effect as an original document.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                         ONSITE SHAREHOLDERS:


                         By:  RICHARD T. SPERBERG
                              Richard T. Sperberg, an individual



                         By:  WILLIAM M. GARY
                              William M. Gary, III, an individual

                         PROACTIVE PARTNERS, L.P.

                         By:  CHARLES MCGETTIGAN
                              Charles McGettigan, General Partner
                              of ProActive Investment Managers,
                              LP General Partner

                         LAGUNITAS PARTNERS, L.P.

                         By:  JON D. GRUBER
                              Jon D. Gruber, General Partner of
                              Gruber & McBaine Capital
                              Management,
                              General Partner

                         CAPITAL:

                         Westar Capital, Inc.


                         By:  RITA A. SHARPE
                              Rita A. Sharpe, President

                             EXHIBIT A


     ONSITE SHAREHOLDERS AND SHARES SUBJECT TO THIS AGREEMENT



SHAREHOLDER AND ADDRESS                                SHARES

Richard T. Sperberg                                    1,216,097
6823 El Fuerte
Carlsbad, CA  92009

William M. Gary                                        1,159,016
3775 San Gregorio
San Diego, CA  92130

Proactive Partners, LP                                 1,073,905
c/o Charles McGettigan
50 Osgood Place, Penthouse
San Francisco, CA  94133

Lagunitas Partners, LP                                   550,982
50 Osgood Place, Penthouse
San Francisco, CA  94133


                                                       4,000,000

                             EXHIBIT B


                           CAPITAL SHARES



Common Shares Purchased Pursuant to
     Stock Subscription Agreement                       2,000,000

Common Shares Underlying 200,000 Series C
     Preferred Shares Purchased Pursuant to
     Stock Subscription Agreement                       1,000,000

Common Shares to be Exchanged for Westar       in accordance with
     Business Services                         Plan and Agreement
                                                   Reorganization

Other Common Shares and Preferred Shares       in accordance with
     Purchased Pursuant to Stock               Stock Subscription
     Subscription Agreement                             Agreement

                                                        EXHIBIT C
               AGREEMENT OF STOCK PURCHASE AND SALE

     This Agreement is made effective this 3rd day of February, 1994, by and between RICHARD T. SPERBERG ("Sperberg"), WILLIAM M. GARY III ("Gary"), and HECTOR A. ESQUER ("Esquer"), sometimes individually referred to as "Seller" and collectively "Sellers", and ESQUER and FRANK J. MAZANEC ("Mazanec"), sometimes individually referred to as "Buyer" and collectively referred to as "Buyers."

                             RECITALS

     WHEREAS, Sellers currently own all the outstanding shares of Onsite Energy, a California corporation ("Onsite"); and

     WHEREAS, Onsite has agreed to merge with and into Onsite Energy Corporation, a Delaware corporation ("New Onsite"), pursuant to which Onsite shareholders will receive certain shares, warrants and options of New Onsite (the "Reorganization"); and

     WHEREAS, Sellers wish to sell a certain portion of their shares to Buyers and Buyers wish to purchase such shares, under the terms and conditions set forth herein.

     NOW THEREFORE, IT IS AGREED AS FOLLOWS:

1. AGREEMENT TO SELL AND PURCHASE SHARES. In the aggregate, Sellers agree to sell the number of shares of Common Stock of Onsite (the "Shares") listed below to Buyers in the amounts also listed below:

Sellers:  Sperberg  -    50,000
          Gary      -    50,000
          Esquer    -     1,020

          TOTAL     -   101,020

Buyers:   Esquer    -    50,000
          Mazanec   -    51,020

          TOTAL     -   101,020

     Individually, each of the following Sellers agrees to sell to Buyer identified below the number of Shares listed below:

Sperberg  - to Esquer    -    25,000
            to Mazanec   -    25,000

            TOTAL        -    50,000

Gary      - to Esquer    -    25,000
            to Mazanec   -    25,000

            TOTAL        -    50,000

Esquer    - to Mazanec   -     1,020

2. PURCHASE PRICE. The aggregate purchase price to be paid for the Shares by each of Buyers (the "Purchase Price") is as follows:

     Esquer    -    $300,000
     Mazanec   -    $306,120

     Individually each of the following Buyers shall pay to Seller identified below that portion of the Purchase Price set forth below for the respective number of Shares purchased from Seller:

to Sperberg    - from Esquer  -    $ 50,000 for 12,500 (@ $4 per
                                   share)
                                   $100,000 for 12,500 (@ $8 per
                                   share)

               - from Mazanec      $ 50,000 for 12,500 (@ $4 per
                                   share)
                                   $100,000 for 12,500 (@ $8 per
                                   share)

                    SUBTOTAL  -    $300,000

to Gary        - from Esquer  -    $ 50,000 for 12,500 (@ $4 per
                                   share)
                                   $100,000 for 12,500 (@ $8 per
                                   share)

               - from Mazanec -    $ 50,000 for 12,500 (@ $4 per
                                   share)
                                   $100,000 for 12,500 (@ $8 per
                                   share)

                    SUBTOTAL  -    $300,000

to Esquer      - from Mazanec -    $  2,040 for 510 (@ $4 per share)
                                   $  4,080 for 510 (@ $8 per share)

                    SUBTOTAL -     $  6,120

                    TOTAL     -    $606,120

3.    METHOD OF PAYMENT.

     A. CASH AND/OR PROMISSORY NOTE; PURCHASE OF SHARES. At the option of Buyer, either all or a portion of the Purchase Price may be paid in cash upon execution of this Agreement. Any portion of the Purchase Price not paid in cash at such time (the "Principal Portion") shall be evidenced by promissory notes (the "Notes") executed by each of the respective Buyers in the form of that which is attached hereto as EXHIBIT A. The Notes shall be executed concurrently with this Agreement.

     The Notes shall provide for payment of the Principal Portion and all accrued and unpaid interest calculated as set forth herein (the "Interest Portion") at the termination of five (5) years from execution of said Notes (the "Maturity Date"). Interest shall accrue on the unpaid balance of the Principal Portion at the one-month CD rate published in the "Money Rates" section of the Wall Street Journal on the first day of the month, adjusted each month thereafter, and accrued interest shall be compounded quarterly. Under Section 5, the Principal Portion of the Notes shall be nonrecourse to Buyers. The Interest Portion, however, shall be and remain a recourse (that is, personal) liability of Buyers.

     The Notes shall provide for full privilege of prepayment of all or any part of the Principal Portion at any time without penalty. Any payments made under the Notes shall be applied first to the payment of the Interest Portion, and the remainder, if any, shall be applied to the Principal Portion. Upon the payment of any portion of the Principal Portion in accordance herewith, a proportionate amount of Shares shall be released from the pledge provided in Section 3.b. herein and the irrevocable proxy discussed in Section 4 (the "Released Shares"). The first Shares to be released are those sold at $4 per Share, followed by the Shares sold at $8.00 per Share. Thus, for example, if Mazanec pays cash of ten percent (10%) of the Purchase Price due and owing from him (that is, $30,000) upon execution of this Agreement, leaving a Note for $276,120, he will immediately receive Shares in the amount of 7,500 (at $4 per Share) leaving 43,010 Shares in pledge. If soon thereafter he pays an additional $30,000 in principal plus all accrued and unpaid interest, another 7,500 of the Shares (at $4 per Share) will be released. This will continue until all the $4 Shares are paid for and released (35,510) and then the remaining $8 Shares will be released.

     The Notes shall provide that if any payment under the Notes is in default, or if under the terms of this Agreement or the Stock Pledge Agreement a default is deemed to have occurred, or if Buyers fail to perform any obligation imposed on them by this Agreement or the Stock Pledge Agreement, Sellers may, at their option without further demand or notice to Buyers, declare the entire unpaid Principal Portion and Interest Portion immediately due and payable. Except as otherwise set forth (i) in
Section 3.c. below; or (ii) in the Notes with regards to payments due (a) on the Maturity Date or (b) upon termination of Buyer's employment with Onsite or New Onsite, if Buyers subsequently fail to pay the same within thirty (30) days thereafter, Buyers (i) shall be deemed to have forfeited their rights to the Pledged Shares (as defined in Section 3.b.); (ii) shall have no further right to the Pledged Shares, all in accordance with Section 5; (iii) shall pay to Sellers the Interest Portion, which remains a personal liability of Buyers; (iv) shall take any and all actions necessary to cancel any share certificates representing the Pledged Shares and transfer the same to Sellers; and (v) to the extent Buyers have personal liability under the Notes, shall pay all costs and expenses of collection and enforcement thereof, including court costs and reasonable attorneys' fees.

     A Note may be assigned by the respective Seller without the consent of the respective Buyer and the holder of a Note shall inure to all the rights and benefits of the Note.

     B. STOCK PLEDGE AGREEMENT. Each Note shall be secured by a Stock Pledge Agreement in the form of that which is attached hereto as EXHIBIT B. The Stock Pledge Agreement shall pledge all of the Shares purchased under the Notes (the "Pledged Shares") and shall be executed concurrently with this Agreement. Buyer agrees that the Pledged Shares shall be delivered to Seller to be held under the Pledge Agreement. The Pledged Shares shall be subject to the irrevocable proxy granted herein. Further, any cash or stock dividends for the Pledged Shares shall be paid to the holder of the Note as payment of the Interest Portion (if any) first, and then the remainder shall be applied to the Principal Portion. Buyer shall expressly waive demand, notice of default and notice of sale, and shall consent to public or private sale of the Pledged Shares in the event of default, at the option of the holder, and Seller shall have the right to purchase at the sale.

     The Pledged Shares shall be simultaneously released from the pledge on a pro rata basis as the Note is satisfied as described in Section 3.a., and thereafter shall become Released Shares and no longer be deemed to be Pledged Shares for purposes of the rights and obligations of the parties thereto.

     C. TERMINATION OF EMPLOYMENT; DEFAULT. If any portion of Buyer's Notes is outstanding, and (i) Buyer's employment terminates with Onsite (or New Onsite after the Reorganization), with or without cause (other than for permanent and total disability or death); or (ii) Buyer voluntarily terminates employment; or (iii) Buyer's employment is not renewed at the expiration of Buyer's term of employment, such termination shall constitute a default and shall cause (i) the Interest Portion; and (ii) the outstanding unpaid Principal Portion on Buyer's Notes to become immediately due and payable.

     Buyer shall pay to Sellers the Interest Portion within thirty (30)
days of the date of such occurrence.   Additionally, during this thirty
(30) day period, Buyer shall be entitled to obtain the release of all or any portion of the Pledged Shares by paying to Sellers (in addition to the Interest Portion) such portion of the Principal Portion as Buyer chooses in exchange for the release of a pro rata portion of the Pledged Shares, all in accordance with Section 3.a. Buyer shall be deemed to have forfeited his right (as set forth in Section 5) to that portion of the Pledged Shares remaining at the end of said thirty (30) day period, and Buyer shall have no further right to such Pledged Shares, all in accordance with Section 5.

     The holder of the Note(s) shall have all the rights and remedies pursuant to this Agreement to enforce payment of the unpaid balance.

4. IRREVOCABLE PROXY. Upon execution of this Agreement, each Buyer shall execute an irrevocable proxy to a respective Seller as to that number of the Pledged Shares purchased subject to his respective Note. A form of the irrevocable proxy is attached hereto as EXHIBIT C. As the undersigned makes principal payments on the Note and Shares are released from pledge (and thus become Released Shares) in accordance with Section 3.b., the irrevocable proxy shall terminate with the Pledged Shares so released and the irrevocable proxy shall only apply to the remaining number of Pledged Shares. Released Shares released from pledge shall be calculated on the books and records of Onsite, or New Onsite, as applicable, as the same are released for purposes of, among other things, determining who has the right to vote the same.

5. FORFEITURE OF RIGHT TO PLEDGED SHARES. At any time after execution of this Agreement and up to and including the Maturity Date of the Notes, a Buyer may elect to forfeit his right to the Pledged Shares. This means that Buyer no longer has the right to make any payment on the Principal Portion and thus obtain the release of the Pledged Shares. Upon such election, the electing Buyer shall notify Sellers of his decision and (i) Buyer's right to the Pledged Shares shall terminate; (ii) Buyer shall pay to Sellers the Interest Portion as of the time of election under this
Section 5; (iii) Sellers shall cancel the Notes; (iv) Buyer shall take any and all actions necessary to cancel any share certificates representing the Pledged Shares and transfer the same to Sellers; and (v) the rights and obligations of Sellers and Buyer under this Agreement shall terminate.

6. CERTIFICATES. All certificates evidencing the Shares shall be endorsed as follows:

     The Shares represented by this Certificate are subject to the terms of the Agreement of Stock Purchase and Sale effective
     February 3, 1994, a copy of which is on file in the office of Onsite.

7. PROPOSED REORGANIZATION. Onsite has executed an Amended and Restated Agreement and Plan of Reorganization in which Onsite will merge with and into New Onsite. As a result, holders of Onsite common stock will be entitled to shares of New Onsite Class A Common Stock, New Onsite Class B Common Stock, New Onsite Series A Preferred Stock, New Onsite warrants for Class A Common Stock and New Onsite options for Class A Common Stock. The parties understand and intend that, subject to all the terms and conditions of purchase set forth herein, Buyers will inure to any and all rights in the New Onsite securities exchanged with respect to the Shares purchased hereunder.

8. SEC HOLDING REQUIREMENTS. To the extent necessary to avoid the application of Rule 16b-3, as promulgated under Section 16(b) of the Exchange Act, Buyers shall not be entitled to transfer any Shares received for a period of six (6) months from the date of purchase, except as the same may be transferred to Sellers under the Stock Pledge Agreement.

9. NOTICES. All notices to be given by either party to the other shall be in writing and may be transmitted by personal delivery, facsimile transmission, overnight courier or mail, registered or certified, postage prepaid with return receipt requested; PROVIDED, HOWEVER, that notices of change of address or telex or facsimile number shall be effective only upon actual receipt by the other party. Notices shall be delivered at the following addresses, unless changed as provided for herein.

     Richard T. Sperberg
     6823 El Fuerte Street
     Carlsbad, CA  92009

     William M. Gary III
     3975 San Gregorio Way
     San Diego, CA  92130

     Hector A. Esquer
     7283-12 Camino de Grazia
     San Diego, CA  92111

     Frank J. Mazanec
     651 Windmill Ranch Road
     Olivenhain, CA  92057

10. ENTIRE AGREEMENT. This Agreement and the Exhibits to this Agreement supersede any and all other agreements or understandings of the parties, either oral or written, with respect to the purchase and sale of the Shares, and contains the complete and final agreement and understanding of the parties with respect thereto.

11. EFFECT OF WAIVER. The failure of either party to insist on strict compliance with any provision of this Agreement by the other party shall not be deemed a waiver of such provision, or a relinquishment of any right thereunder, or to affect either the validity of this Agreement, and shall not prevent enforcement of such provision, or any similar provision, at any time.

12. ARBITRATION. Any controversy, dispute or claim arising out of or relating to this Agreement, performance hereunder or breach thereof, which cannot be amicably settled, shall be settled by arbitration conducted in San Diego County or such other mutually agreed upon location. Said arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association at a time and place within the above-referenced location as selected by the arbitrator(s).

     A. INITIATION OF ARBITRATION. After seven (7) days prior written notice to the other, either party hereto may formally initiate arbitration under this Agreement by filing a written request therefor, and paying the appropriate filing fees, if any.

     B. HEARING AND DETERMINATION DATES. The hearing before the arbitrator shall occur within thirty (30) days from the date the matter is submitted to arbitration. Further, a determination by the arbitrator shall be made within forty-five (45) days from the date the matter is submitted to arbitration. Thereafter, the arbitrator shall have fifteen (15) days to provide the parties with his or her decision in writing. However, any failure to meet the deadlines in this paragraph will not affect the validity of any decision or award.

     C. BINDING NATURE OF DECISION. The decision of the arbitrator shall be binding on the parties. Judgment thereon shall be entered in a court of competent jurisdiction.

     D. INJUNCTIVE ACTIONS. Nothing herein contained shall bar the right of either party to seek to obtain injunctive relief or other provisional remedies against threatened or actual conduct that will cause loss or damages under the usual equity rules including the applicable rules for obtaining preliminary injunctions and other provisional remedies.

     E. FEES AND COSTS. The cost of arbitration, including the fees of the arbitrator, shall initially be borne equally by the parties; provided, the prevailing party (as determined by the arbitrator in accordance with California Code of Civil Procedure Section 1032) shall be entitled to recover such costs, in addition to attorneys' fees and other costs, in accordance with Section 13 of this Agreement.

13. ATTORNEYS FEES. In the event of any litigation, arbitration or other proceeding arising out of this Agreement, or the parties' performance as outlined herein, the prevailing party shall be entitled to an award of costs, including an award of reasonable attorney's fees. Any judgment, order or award entered in any such proceeding shall designate a specific sum as such an award of attorney's fees and costs incurred. This attorneys' fee provision is intended to be severable from the other provisions of this Agreement, shall survive any judgment or order entered in any proceeding and shall not be deemed merged into any such judgment or order, so that such further fees and costs as may be incurred in the enforcement of an award or judgment or in defending it on appeal shall likewise be recoverable by further order of a court or panel or in a separate action as may be appropriate.

14. BINDING EFFECT. This Agreement shall be binding on and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, spouses, heirs and personal and legal representatives.

15. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

16. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which when taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.


SELLERS:                           RICHARD T. SPERBERG
                                   Richard T. Sperberg


                                   WILLIAM M. GARY III
                                   William M. Gary III


                                   HECTOR A. ESQUER
                                   Hector A. Esquer


                                   HECTOR A. ESQUER
                                   Hector A. Esquer


                                   FRANK J. MAZANEC
                                   Frank J. Mazanec

                     SPOUSAL CONSENT OF SELLER



     Deborah H. Sperberg, being the spouse of Richard T. Sperberg, who signed this Agreement of Stock Purchase and Sale (the "Agreement"), hereby acknowledges that I have read and am familiar with the provisions of the

Agreement.  I am aware that by the provisions of this Agreement my spouse agrees to sell a portion of his shares of Onsite Energy, a California corporation (and after the Reorganization, various securities of Onsite

Energy Corporation, a Delaware corporation) including any interest of mine in them.  I hereby consent to such sale and approve of the provisions of the Agreement.  I agree that the provisions of the Agreement control the determination of the purchase price and the payment of the purchase price.

I agree not to hinder the transactions contemplated in the Agreement and to execute all documents and instruments necessary to effectuate the intent of this Agreement.



Dated: February 3, 1994            DEBORAH H. SPERBERG
                                   Deborah H. Sperberg

                     SPOUSAL CONSENT OF SELLER



     Delfina E. Gary, being the spouse of William M. Gary III, who signed this Agreement of Stock Purchase and Sale (the "Agreement"), hereby acknowledges that I have read and am familiar with the provisions of the

Agreement.  I am aware that by the provisions of this Agreement my spouse agrees to sell a portion of his shares of Onsite Energy, a California corporation (and after the Reorganization, various securities of Onsite

Energy Corporation, a Delaware corporation) including any interest of mine in them.  I hereby consent to such sale and approve of the provisions of the Agreement.  I agree that the provisions of the Agreement control the determination of the purchase price and the payment of the purchase price.

I agree not to hinder the transactions contemplated in the Agreement and to execute all documents and instruments necessary to effectuate the intent of this Agreement.



Dated: February 3, 1994            DELFINA E. GARY
                                   Delfina E. Gary

                FORM OF NONRECOURSE PROMISSORY NOTE


                                         __________________, 1994
$________________                            Carlsbad, California


     FOR VALUE RECEIVED, the undersigned ("Maker") hereby promises to pay _______________ [Seller] ("Payee"), or order, at Carlsbad, California, the principal sum of _______________ Dollars ($_____) (the "Principal Portion") on __________, 1999 [five years] (the "Maturity Date") in lawful money of the United States which shall be legal tender in payment of all debts due, public and private, at the time of payment, together with interest on the principal balance from time to time remaining unpaid from the date hereof at the rate provided for below (the "Interest Portion").

     The Principal Portion of this Note shall bear interest at the one-month CD rate as published in the "Money Rates" section of the Wall Street Journal on the first day of the month, adjusted each month, compounded quarterly. Any payment made prior to __________, 1999 [five years] shall be credited first to the Interest Portion, and the remainder, if any, shall be credited to Principal Portion. Maker shall have the full privilege of prepayment of all or any part of the Principal Portion at any time without penalty.

     This Note is given as payment for the purchase price of __________ shares of the no par value common stock of Onsite Energy, a California corporation (and after the Reorganization, various securities of Onsite Energy Corporation, a Delaware corporation) (collectively, "Onsite") purchased and sold pursuant to that certain Agreement of Stock Purchase and Sale dated concurrently herewith (the "Purchase and Sale Agreement"). Payment of this Note is secured by a pledge of such shares (the "Pledged Shares") pursuant to a Stock Pledge Agreement entered into between Maker and Payee concurrently with the execution of this Note. The Principal Portion of this Note shall be nonrecourse to Maker and Maker shall have no personal liability therefore. The Interest Portion of this Note shall be recourse to Maker, and Maker shall have personal liability therefore under this Note.

     If this Note is not paid on the Maturity Date, Maker (i) shall be deemed to have forfeited his right to the Pledged Shares; (ii) shall have no further right to the Pledged Shares, all in accordance with Section 5 of the Purchase and Sale Agreement; (iii) shall pay to the holder hereof the Interest Portion, which remains a personal liability of Maker; (iv) shall take any and all actions necessary to cancel any share certificates representing the Pledged Shares and transfer the same to the holder hereof, or otherwise as directed by the holder; and (v) to the extent Maker has personal liability hereunder, shall pay all costs and expenses of collection and enforcement thereof, including court costs and reasonable attorneys' fees.

     Except as otherwise set forth below, if under the terms of the Purchase and Sale Agreement or the Stock Pledge Agreement a default is deemed to have occurred, or if Maker fails to perform any obligation imposed on him by the Purchase and Sale Agreement or the Stock Pledge Agreement, the holder hereof may, at his option without further demand or notice to Maker, declare the entire unpaid Principal Portion and Interest Portion immediately due and payable. If Maker subsequently fails to pay the same within thirty (30) days thereafter, Maker (i) shall be deemed to have forfeited his right to the Pledged Shares; (ii) shall have no further right to the Pledged Shares, all in accordance with Section 5 of the Purchase and Sale Agreement; (iii) shall pay to the holder hereof the Interest Portion, which remains a personal liability of Maker; (iv) shall take any and all actions necessary to cancel any share certificates representing the Pledged Shares and transfer the same to the holder hereof, or otherwise as directed by the holder; and (v) to the extent Maker has personal liability hereunder, shall pay all costs and expenses of collection and enforcement thereof, including court costs and reasonable attorneys' fees.

     If any portion of this Note is outstanding and (i) Maker's employment terminates with Onsite, with or without cause (other than for permanent and total disability or death); or (ii) Maker voluntarily terminates employment; or (iii) Maker's employment is not renewed at the expiration of Maker's term of employment, the holder hereof may, at his option without further demand or notice to Maker, declare the entire unpaid Principal Portion and Interest Portion immediately due and payable.

          i. If Maker subsequently fails to pay the Interest Portion within thirty (30) days thereafter, Maker (i) shall be deemed to have forfeited his right to the Pledged Shares; (ii) shall have no further right to the Pledged Shares, all in accordance with Section 5 of the Purchase and Sale Agreement; (iii) shall pay to the holder hereof the Interest Portion, which remains a personal liability of Maker; (iv) shall take any and all actions necessary to cancel any share certificates representing the Pledged Shares and transfer the same to the holder hereof, or otherwise as directed by the holder; and (v) to the extent Maker has personal liability hereunder, shall pay all costs and expenses of collection and enforcement thereof, including court costs and reasonable attorneys' fees.

          B. If Maker pays the Interest Portion within thirty (30) days thereafter but fails to pay any portion of the unpaid Principal Portion within said period, Maker (i) shall be deemed to have forfeited his right to the Pledged Shares; (ii) shall have no further right to the Pledged Shares, all in accordance with Section 5 of the Purchase and Sale Agreement; (iii) shall take any and all actions necessary to cancel any share certificates representing the Pledged Shares and transfer the same to the holder hereof, or otherwise as directed by the holder; and (iv) to the extent Maker has personal liability hereunder, shall pay all costs and expenses of collection and enforcement thereof, including court costs and reasonable attorneys' fees.

          C. If Maker pays the Interest Portion within thirty (30) days thereafter and pays a portion of the unpaid Principal Portion within said period, Maker (i) shall be deemed to have forfeited his right to the that portion of the Pledged Shares remaining unreleased at the end of such period, a pro rata portion of such Shares having been released with the payment of a portion of the Principal Portion, all in accordance with
Section 3.c. of the Purchase and Sale Agreement; (ii) shall have no further right to the such remaining portion of the Pledged Shares, all in accordance with Sections 3.c. and 5 of the Purchase and Sale Agreement;
(iii) shall take any and all actions necessary to cancel any share certificates representing the such remaining Pledged Shares and transfer the same to the holder hereof, or otherwise as directed by the holder; and
(iv) to the extent Maker has personal liability hereunder, shall pay all costs and expenses of collection and enforcement thereof, including court costs and reasonable attorneys' fees.

     THIS NOTE SHALL BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA, AND SHALL BE ENFORCEABLE IN THE COURTS IN THE STATE OF CALIFORNIA.


                                   __________________________
                                   [Maker]

                  FORM OF STOCK PLEDGE AGREEMENT



     THIS STOCK PLEDGE AGREEMENT is made on this ____ day of __________, 1994, by and between _______________ ("Pledgor") and _______________
("Pledgee"), and is made with reference to the following:

     WHEREAS, pursuant to an Agreement of Stock Purchase and Sale (the "Purchase and Sale Agreement") of certain common stock of Onsite Energy, a California corporation ("Onsite" and the "Shares"), owned by Pledgee for which a Promissory Note (the "Note") in the form attached hereto as EXHIBIT A and in the sum of _______________ Dollars ($_____) shall be executed by Pledgor; and

     WHEREAS, the parties desire that the Shares be pledged as security for the payment of sums due under the Note;

     NOW, THEREFORE, for valuable consideration including the mutual covenants, obligations and promises contained in said Purchase and Sale Agreement, Note and herein, the parties agree as follows:

1.   PLEDGE OF SHARES.   Pledgor pledges the Shares to Pledgee to be held
by Pledgee as pledgeholder subject to the terms of this Agreement. "Pledgee" and "Pledgor" throughout this Agreement shall refer to the same, and their respective heirs or assigns to the Note and, thereby, the Shares pledged hereunder.

     Pledgor hereby grants to Pledgee a security interest in the Shares, together with all additional shares issued to Pledgor by reason of a stock split or stock dividend, which additional shares are related to the Shares. Any additional shares deposited by Pledgor with Pledgee for the benefit of Pledgee shall be immediately subject to this Agreement and shall be included in the word "Shares" for all purposes of this Agreement with the same force and effect as the original Shares pledged by Pledgor.

2. DELIVERY OF ALL SHARES. Upon execution of the Purchase Agreement and Note described in the Purchase Agreement, Pledgor will endorse and deliver the certificates representing the Shares to Pledgee as a pledgeholder.

3. TERMS OF THE PLEDGE. Pledgor and Pledgee agree the pledged Shares shall be proportionately released upon the payment of the Principal Portion of the Note (as defined therein), with the first Shares released being those sold at $4 per Share, followed by Shares sold at $8 per Share.

     A. IRREVOCABLE PROXY. Pledgor shall not be entitled to vote the Shares subject to the Pledge and such Shares shall be subject to an irrevocable proxy in the form attached hereto as EXHIBIT B. Further, Pledgor shall not be entitled transfer, or otherwise dispose of such Shares, even by will or the laws of descent.

     B. NO DIVIDENDS. Pledgor shall not be entitled to the payment of cash or stock dividends on the pledged Shares until released as provided herein. Such dividends shall be paid to the holder of the Note as payment of the Interest Portion (if any) first, and then the remainder shall be applied to the Principal Portion.

4. SURRENDER OF SHARES. Upon Pledgor fully satisfying the Note, this Agreement will terminate and Pledgee as a pledgeholder shall transfer and reconvey all Shares not previously released to Pledgor free of any further claim of Pledgee.

5. DEFAULT AND ACCELERATION. If any payment under the Note is in default, or if under the terms of this Agreement or the Purchase and Sale Agreement a default is deemed to have occurred, or if Pledgor fails to perform any obligation imposed on it by this Agreement or the Purchase and Sale Agreement a default will be deemed to have occurred. Pledgee may, at its option without further demand or notice to Pledgor, declare the entire unpaid Principal Portion and Interest Portion (as defined in the Purchase and Sale Agreement) immediately due and payable. Except as otherwise set forth (i) in Section 3.c. of the Purchase and Sale Agreement; or (ii) in the Note with regards to payments due (a) on the Maturity Date (as defined in the Note) or (b) upon the termination of Pledgor's employment with Onsite, if Pledgor subsequently fails to pay the same within thirty (30) days thereafter, Pledgor (i) shall be deemed to have forfeited his right to the pledged Shares; (ii) shall have no further right to the pledged Shares, all in accordance with Section 5 of the Purchase and Sale Agreement; (iii) shall pay to Pledgee the Interest Portion, which remains a personal liability of Pledgor; (iv) shall take any and all actions necessary to cancel any share certificates representing the Pledged Shares and transfer the same to Pledgee; and (v) to the extent Pledgor has personal liability under the Note, shall pay all costs and expenses of collection and enforcement thereof, including court costs and reasonable attorneys' fees. In addition, if Pledgor shall be in default of this Agreement under Division 9 of the Uniform Commercial Code of California, Pledgee shall have any and all rights and remedies available to him under Division 9 of the Uniform Commercial Code of California. Said rights include, without limitation, the right to sell all or part of the Shares at either public or private sale in conformity with and subject to the provisions of the Uniform Commercial Code of California or other applicable California law and to deliver the Shares to the purchaser thereof as provided below.

6. DEBTS AND OBLIGATIONS. The security interest in the Shares granted pursuant to this Agreement shall secure Pledgor's full and prompt performance of the terms of the Note and this Agreement, and all sums which may be advanced or incurred by Pledgee for the protection, preservation or maintenance of the Shares.

7. NOTICES. All notices to be given by either party to the other shall be in writing and may be transmitted by personal delivery, facsimile transmission, overnight courier or mail, registered or certified, postage prepaid with return receipt requested; PROVIDED, HOWEVER, that notices of change of address or telex or facsimile number shall be effective only upon actual receipt by the other party. Notices shall be delivered at the following address, unless changed as provided for herein.

     To the Pledgor's attention:



     With Copy to:



     To the Pledgee's attention:



8. ENTIRE AGREEMENT. This Agreement and the Exhibits to this Agreement supersede any and all other agreements or understandings of the parties, either oral or written, with respect to the purchase and sale of the Shares, and contains the complete and final agreement and understanding of the parties with respect thereto.

9. EFFECT OF WAIVER. The failure of either party to insist on strict compliance with any provision of this Agreement by the other party shall not be deemed a waiver of such provision, or a relinquishment of any right thereunder, or to affect either the validity of this Agreement, and shall not prevent enforcement of such provision, or any similar provision, at any time.

10. ARBITRATION. Any controversy, dispute or claim arising out of or relating to this Agreement, performance hereunder or breach thereof, which cannot be amicably settled, shall be settled by arbitration conducted in San Diego County or such other mutually agreed upon location. Said arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association at a time and place within the above-referenced location as selected by the arbitrator(s).

     A. INITIATION OF ARBITRATION. After seven (7) days prior written notice to the other, either party hereto may formally initiate arbitration under this Agreement by filing a written request therefor, and paying the appropriate filing fees, if any.

     B. HEARING AND DETERMINATION DATES. The hearing before the arbitrator shall occur within thirty (30) days from the date the matter is submitted to arbitration. Further, a determination by the arbitrator shall be made within forty-five (45) days from the date the matter is submitted to arbitration. Thereafter, the arbitrator shall have fifteen (15) days to provide the parties with his or her decision in writing. However, any failure to meet the deadlines in this paragraph will not affect the validity of any decision or award.

     C. BINDING NATURE OF DECISION. The decision of the arbitrator shall be binding on the parties. Judgment thereon shall be entered in a court of competent jurisdiction.

     D. INJUNCTIVE ACTIONS. Nothing herein contained shall bar the right of either party to seek to obtain injunctive relief or other provisional remedies against threatened or actual conduct that will cause loss or damages under the usual equity rules including the applicable rules for obtaining preliminary injunctions and other provisional remedies.

     E. FEES AND COSTS. The cost of arbitration, including the fees of the arbitrator, shall initially be borne equally by the parties; provided, the prevailing party (as determined by the arbitrator in accordance with California Code of Civil Procedure Section 1032) shall be entitled to recover such costs, in addition to attorneys' fees and other costs, in accordance with Paragraph 11 of this Agreement.

11. ATTORNEYS FEES. In the event of any litigation, arbitration, or other proceeding arising out of this Agreement, or the parties' performance as outlined herein, the prevailing party shall be entitled to an award of costs, including an award of reasonable attorney's fees. Any judgment, order or award entered in any such proceeding shall designate a specific sum as such an award of attorney's fees and costs incurred. This attorneys' fee provision is intended to be severable from the other provisions of this Agreement, shall survive any judgment or order entered in any proceeding and shall not be deemed merged into any such judgment or order, so that such further fees and costs as may be incurred in the enforcement of an award or judgment or in defending it on appeal shall likewise be recoverable by further order of a court or panel or in a separate action as may be appropriate.

12. BINDING EFFECT. This Agreement shall be binding on and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, spouses, heirs and personal and legal representatives.

13. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

14. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which when taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have executed this Agreement the date and year first above set forth.


                                   PLEDGOR:

                                   __________________________



                                   PLEDGEE:


                                   ___________________________

                     FORM OF IRREVOCABLE PROXY



     The undersigned hereby irrevocably appoints _______________ the attorney and proxy of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to ______ shares of common stock of Onsite Energy, a California corporation, ("Onsite") purchased by the undersigned from ______________ (the "Shares"), and after the proposed reorganization with Onsite Energy Corporation, a Delaware corporation ("New Onsite" and the "Reorganization"), with respect to the securities of New Onsite received by the undersigned in exchange for the Shares, including New Onsite Class A Common Stock, New Onsite Class B Stock, New Onsite Series A Preferred Stock, New Onsite warrants to purchase Class A Common Stock, and New Onsite options to purchase Class A Common Stock ("New Onsite Securities").

     The undersigned purchased the Shares pursuant to a promissory note, due and payable on ______________(the "Note"). As the undersigned makes principal payments on the Note, a portion of the Shares will be released from pledge as provided in the Stock Pledge Agreement executed this same date, and this proxy shall terminate with respect to those Shares (or after the Reorganization, that percentage of the New Onsite Securities) released from the pledge.

     Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares are hereby revoked and no subsequent proxies will be given. This proxy is irrevocable, is coupled with an interest, and is granted in connection with the Agreement of Stock Purchase and Sale between the undersigned and the proxy named herein in addition to others.

     The attorney and proxy named above may exercise this proxy to vote the Shares in whatever manner he wishes at every meeting of Onsite (and after the Reorganization, New Onsite) stockholders, and at every adjournment thereof, or to consent, not consent or abstain from consenting to any proposed act of Onsite (and after the Reorganization, New Onsite). The undersigned will, upon request, execute and deliver any additional documents deemed by the above named attorney and proxy to be necessary or desirable to effect the irrevocable proxy created hereby.

     Shares subject to this proxy may not be transferred or otherwise disposed of even by will or the laws of descent and distribution.

     The obligation of the undersigned shall be binding upon the successors and assigns of the undersigned.


                                   IF HELD JOINTLY:



Signature: ____________________    Signature: _________________

Name [print]: _________________    Name [print]: ______________

Dated: ____________, 1994          Dated: ____________, 1994

Shares Purchased: ___________